Filed Pursuant to Rule 433

Registration No. 333-132497-01

September 13, 2006

PRICING TERM SHEET

Issuer:	Puget Sound Energy, Inc.

Security:	6.274% Senior Notes due March 15, 2037

Size:	$300,000,000

Maturity Date:	March 15, 2037

Coupon:	6.274%

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2007

Price to Public:	100%

Benchmark Treasury:	UST 4.500% due February 15, 2036

Benchmark Treasury Yield:	4.874%

Spread to Benchmark Treasury:	+140 bp

Yield to Maturity:	6.274%

Make-whole call:	At any time at a discount rate of Treasury rate plus 25 basis points

Settlement Date:	September 18, 2006

Anticipated Ratings:	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	BNY Capital Markets, Inc.
Morgan Stanley & Co. Incorporated
Wachovia Capital Markets, LLC

Co-Managers:	Lehman Brothers Inc.
Piper Jaffray & Co.
Wedbush Morgan Securities Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNY Capital Markets, Inc. toll free at 1-800-241-5189 or Morgan Stanley & Co. Incorporated at 1-866-718-1649, and Wachovia Capital Markets, LLC toll free at 1-800-326-5897.